UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB APPROVAL
OMB Number: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response 1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  333-150501-10
333-150501-02

PowerShares DB Base Metals Fund
(A Series of PowerShares DB Multi-Sector Commodity Trust)
(Registrant)
__________________________________________

DB Base Metals Master Fund
(A Series of DB Multi-Sector Commodity Master Trust)
(Rule 140 Co-Registrant)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

c/o DB Commodity Services LLC 60 Wall Street New York, New York 10005 (212) 250-5883
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Units of Beneficial Interest
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐  17 CFR 240.12d2-2(a)(1)

☐  17 CFR 240.12d2-2(a)(2)

☐  17 CFR 240.12d2-2(a)(3)

☐  17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, PowerShares DB Base Metals Fund and DB Base Metals Master Fund certify that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 21, 2008	By:	/s/ Kevin Rich	Chief Executive Officer of DB Commodity Services, Managing Owner of the Registrant and Co-Registrant
Date		Name: Kevin Rich	Title
November 21, 2008	By:	/s/ Martin Kremenstein	Chief Operating Officer of DB Commodity Services, Managing Owner of the Registrant and Co-Registrant
Date		Name: Martin Kremenstein	Title

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